UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

BIOENVISION, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09059N100

(CUSIP Number)

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

(617) 252-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

October 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09059N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Genzyme Corporation 06-1047163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 100

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09059N100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wichita Bio Corporation 41-2241310

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09059N100

EXPLANATORY NOTE

This Amendment No. 7 (the “Amendment”) amends and supplements the amended and restated statement on Schedule 13D originally filed by Genzyme Corporation (“Genzyme”) and Wichita Bio Corporation (“Wichita Bio” and, together with Genzyme, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on June 8, 2007 (as previously amended and restated and hereby supplemented, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of Bioenvision, Inc. (“Bioenvision”), a Delaware corporation.  The principal executive offices of Bioenvision are located at c/o Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts 02142.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented with the following:

On May 29, 2007, the Genzyme, Wichita Bio, a wholly owned subsidiary of Genzyme, and Bioenvision entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Wichita Bio would be merged with and into Bioenvision with Bioenvision continuing as the surviving corporation and a wholly-owned subsidiary of Genzyme.  On October 22, 2007, the shareholders of Bioenvision approved the Merger Agreement, and on October 23, 2007, Wichita Bio merged with and into Bioenvision with Bioenvision continuing as the surviving corporation and a wholly owned subsidiary of Genzyme (the “Merger”).  By virtue of the Merger, each issued and outstanding share of Bioenvision common stock (other than shares held as treasury stock and shares held by the Reporting Persons) was cancelled and converted into the right to receive $5.60 in cash per outstanding common share, as set forth in the Merger Agreement.  Shares of Bioenvision common stock held as treasury stock and held by the Reporting Persons were automatically cancelled. A press release announcing the shareholder approval of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On July 10, 2007, Genzyme purchased 8,398,098 Common Shares and 2,250,000 shares of Bioenvision’s Series A Convertible Participating Preferred Stock through a tender offer. Genzyme estimates that the total cash amount required to pay the merger consideration for the remaining Common Shares (assuming no shareholders exercise appraisal rights), the amounts payable for the treatment of stock options and warrants pursuant to the Merger Agreement and to cover estimated fees and expenses will be approximately $277M. Genzyme or one of its affiliates will provide all funding required in connection with the Merger from cash on hand.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented with the following:

The information set forth and/or incorporated by reference in Item 3 is hereby incorporated by reference into this Item 4.

As a result of the Merger, Bioenvision became a privately held company and ceased trading on The Nasdaq Global Market (“Nasdaq”).  Following the effectiveness of the Merger, Nasdaq filed a Form 25 with the SEC to delist Bioenvision’s common stock.  Bioenvision also filed a Form 15 with the SEC, suspending its reporting obligations under Sections 12 and 15 of the Securities Act of 1933, as amended.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby supplemented with the following: The information set forth and/or incorporated by reference in Items 3 and 4 is hereby incorporated by reference into this Item 5.

CUSIP No. 09059N100

a)                            As a result of the Merger, Genzyme is the sole shareholder of Bioenvision and owns 100 Common Shares, which represents 100.0% of the outstanding Common Shares.  The separate corporate existence of Wichita Bio has ceased, and therefore, Wichita Bio owns no Common Shares.

b)                           Genzyme has the sole power to vote or direct the vote and to dispose or direct the disposition of all 100 Common Shares.  Wichita Bio has no authority to vote or direct the vote for any shares of the Company.

c)                            Except for the transactions described in this Schedule 13D, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Bioenvision’s capital stock during the past 60 days.

d)                           Other than the persons named in Schedule I hereto, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor the Reporting Persons’ directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Bioenvision Shares beneficially owned by the Reporting Persons.

e)                            As a result of the termination of its corporate existence in connection with the Merger, Wichita Bio ceased to be the beneficial owner of any securities of Bioenvision.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby supplemented with the following: The information set forth and/or incorporated by reference in Items 3 through 5 is hereby incorporated by reference into this Item 6.
Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1	Press Release of Genzyme Corporation and Bioenvision, Inc., dated October 22, 2007.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:            October 23, 2007

GENZYME CORPORATION

By:	/s/ Peter Wirth
	Name:	Peter Wirth
	Title:	Executive Vice President

WICHITA BIO CORPORATION,
By: Bioenvision, Inc., as successor-in-interest by merger

By:	/s/ Peter Wirth
	Name:	Peter Wirth
	Title:	Vice President